FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of June, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



        HSBC TO ACQUIRE NEIMAN MARCUS PRIVATE LABEL CREDIT CARD ACCOUNTS

HSBC North America's Retail Services Division is to acquire the private label credit card accounts and related assets of The Neiman Marcus Group Inc., the US-based prestige retailer, and its subsidiary Bergdorf Goodman Inc.

Subject to regulatory approval HSBC will pay the net asset value of the assets acquired, which is estimated to be approximately US$527 million, based on a final valuation of the credit card book and related assets. HSBC will also assume or repay approximately US$113 million of Neiman Marcus' securitisation liabilities.

Under the agreement, Neiman Marcus will receive payments for a five year period for services to be provided to HSBC Retail Services based on performance of the credit programme. Neiman Marcus will continue to handle core customer service functions like new account processing, transaction authorisation, billing adjustments, collection services and customer enquiries.

HSBC and Neiman Marcus expect to close the transaction by July 31, 2005.

Joseph Hoff, chief executive officer of HSBC Retail Services, said: "There are few names in retailing as well respected as Neiman Marcus. Helping our partners grow through enhanced customer relationships is what drives us at HSBC, and we are looking forward to reinforcing and extending the Neiman Marcus and Bergdorf Goodman brands through every aspect of the private label card programme. Our marketing, database analytics and CRM expertise, combined with our investments in technology, allow us to support a positive customer experience across all the critical interactions that the Neiman Marcus Group has with its customers."

HSBC North America includes all of HSBC's U.S. and Canadian businesses, including the former Household businesses, and has more than US$300 billion in assets. The company's businesses in North America serve more than 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate investment banking and markets.

HSBC's Retail Services business is a leading issuer of private label (merchant branded) credit cards in the United States. It provides customized credit card solutions for the world's premier retailers and manufacturers and has more than 60 active merchant relationships, including Best Buy, Levitz Furniture and Saks Fifth Avenue. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit: www.hsbcusa.com.

Notes to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 110 million customers worldwide through approximately 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  13 June 2005